UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 000-26052

BAAN COMPANY N.V. IN LIQUIDATIE

(Exact name of registrant as specified in its charter)

Baarnsche dijk 10, 3741 LL Baarn, Netherlands

(Address of Invensys Administratie BV’s offices –

the liquidator of BAAN Company N.V. (in liquidation))

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

BAAN Company N.V. (in liquidation) (the Company) announced that an objection has been filed with the Arnhem District Court against the report of the liquidator, the liquidation balance sheet and plan of distribution.

Exhibit No.	Description

Exhibit 99.1	Announcement of objection filed, dated January 26, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BAAN Company N.V. in liquidatie (Registrant)

Dated: March 3, 2010	By:	/S/ VICTORIA HULL
	Name:	Victoria Hull
	Title:	Director of Invensys Administratie BV, the liquidator of Baan Company N.V. (in liquidation)

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Announcement of objection filed, dated January 26, 2010

Exhibit 99.1

Press release of Baan Company N.V. (in liquidation) (“the Company”)

Objection filed with the Arnhem District Court against the report of the liquidator, the liquidation balance sheet and plan of distribution

The Company hereby announces that an objection was filed with the Arnhem District Court against, the liquidation accounts (rekening en verantwoording) and the plan of distribution (plan van verdeling) regarding the liquidation of the Company. The Company believes that the objection is unfounded and should be rejected. The Company shall make a further announcement as to progress of the liquidation. A date for a hearing on the objection is expected to be established by the Court in due course.

Further information

For further information please contact:

Links

http://www.invensys.com/baan

Note for the editor

For further information

Name: Steve Devany

Title: Head of Corporate Communication

Tel: + 44 (0) 207 821 3758

Fax: + 44 (0) 207 821 3884

Email: steve.devany@invensys.com

Date: January 26th, 2010